FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: June 16, 2010	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release Dated June 16, 2010

EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

BANRO SHIPS GOLD PLANT FROM AUSTRALIA AND SIGNS
MILESTONE AGREEMENTS WITH LUHWINDJA COMMUNITY AND
THE ARTISANAL MINERS AT TWANGIZA

Toronto, Canada – June 16, 2010 - Banro Corporation ("Banro" or the "Company") (NYSE AMEX - "BAA"; TSX - "BAA") is pleased to announce that the reconditioned gold processing plant, which the Company acquired in 2009 for re-assembly at its wholly-owned Twangiza gold project in the Democratic Republic of the Congo (the “DRC”), was shipped from Australia and is scheduled to arrive at the Port of Mombassa, Kenya in July. The plant will then be transported by truck in 140 forty-foot containers to the Twangiza site, where assembly will begin once civil construction for the plant has been completed. An additional set of containers, holding newly engineered components for the process plant, will be shipped to site from South Africa.

The Company remains on schedule to complete construction of the first phase of the Twangiza gold mine in the fourth quarter of 2011.

The Company is also pleased to announce that it has signed a Memorandum of Understanding (the “MOU”) with the Community of Luhwindja and a separate Agreement with the leadership of the Twangiza artisanal miners, which provides social and economic benefits to both communities and creates a partnership among the parties in support of the development of the Twangiza project.  Participating in both signing ceremonies were the four South Kivu Ministers of Mines, Agriculture, Interior and Public Infrastructure, and the President of the Provincial Assembly.  All four Ministries, together with the South Kivu Governor’s office, were active participants in overseeing the process leading up to the official signings.  Among the other dignitaries and community leaders who participated in both the consultations and the ceremony were the Mwamikazi (Chief) of Luhwindja and the Chef de Poste of Burhinyi. Several local members of the Provincial Assembly also attended.

Under the terms of the MOU, the Banro Foundation, the Company’s registered DRC charity, will continue to invest as it has done since 2005 in major social infrastructure projects such as schools, health clinics, potable water projects, community facilities and roads and bridges, with the goal of continually enhancing the quality of life and economic opportunities for the thousands of people living in and near Luhwindja. The MOU also supports the Resettlement Program that is currently underway within the Community.

The Agreement with the artisanal miners provides employment for 875 people who are being assigned to various jobs associated with mine construction. An additional 400 former artisanal miners have chosen to participate in life and work skills training through local NGOs under the

2

supervision of Banro and the Banro Foundation, with financial support from Banro. The Company is also funding a project under the Agreement to reintroduce 200 former artisanal child miners into the normal educational cycle.

These two agreements follow the official signing in January 2010 of the Resettlement and Compensation Agreement with the Community and the Provincial Government. This Agreement provides compensation for the families who are being relocated from the mine site to the nearby and newly built community of Cinjira at levels exceeding the compensation levels set out in the Mining Code of the DRC and the guidelines of the International Finance Corporation, an agency of the World Bank. The four South Kivu Ministries and the two Mwamis as noted above, as well as many other community leaders and representatives at different levels, participated in these earlier discussions and the January signing ceremony of the Resettlement and Compensation Agreement.

Banro is a Canadian-based gold exploration and development company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC.  Led by a proven management team with extensive gold and African experience, the Company has commenced construction of "phase one" of its flagship Twangiza project. Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future gold production and the future thereof and the Company's exploration and development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the Twangiza study and mine plan; failure to establish estimated mineral resources or mineral reserves (the mineral resource and mineral reserve figures for Twangiza are estimates and no assurances can be given that the indicated levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries for Twangiza being less than those indicated by the metallurgical test work carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2010 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future

3

performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

-------------------------------------------------
For further information, please visit our website at www.banro.com, or contact: Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.